[Letterhead of Perkins Coie LLP]

October 8, 2004

Ms. Peggy Kim

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	HouseValues, Inc. Form
S-1 File No. 333-118740
Filed September 1, 2004

Dear Ms. Kim:

This letter sets forth the responses of HouseValues, Inc. (the “Company”) to the Staff’s comments relating to the Company’s registration statement on Form S-1 (the “Registration Statement”), contained in your letter dated October 1, 2004 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. The disclosure described herein is contained in pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”), filed on the date hereof, copies of which are enclosed for your convenience.

Form S-1

General

Comment No. 1

Please tell us the exemption from registration relied upon for each of the following transfers and the facts relied upon to make the exemption available:

•	We note that on page 65 you disclose that on April 22, 2004, Mr. Powell, your founder and Chairman of the Board, and the holders of Series B convertible preferred stock that elected to purchase or sell shares of common stock under the Co-Sale Agreement transferred an aggregate of 6,960,314 shares of common stock to William Blair Capital Partners.

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•	We note that on January 29, 2002, Mr. Powell sold 700,000 shares of common stock to Second Avenue Partners and certain other holders of your Series A and Series B convertible preferred stock for $1,400,000.

Response to Comment No. 1

The Company and the sellers in the January 2002 transfer of shares by Mark Powell (the “January 2002 Sale”) and the April 2004 transfer of shares by Mr. Powell and three other shareholders of the Company (the “April 2004 Sale”) relied on the exemption from registration provided by Section 4(1) of the Securities Act of 1933, as amended (the “Securities Act”).

January 2002 Sale

Mr. Powell acquired the shares he sold in the January 2002 Sale when he founded the Company in May 1999, more than nineteen months prior to the date of the January 2002 Sale. Mr. Powell sold 700,000 shares to twenty purchasers, each an existing shareholder of the Company, with Second Avenue Partners purchasing 444,136 of these shares. Only holders of the Company’s Series A Preferred Stock (a total of nineteen shareholders) and Series B Preferred Stock (a total of eighteen shareholders) were permitted to participate in the sale. There was no general solicitation of purchasers.

In connection with the purchase and sale, each purchaser represented to Mr. Powell and to the Company that it was able to bear the economic risks of the investment, that it was a financially sophisticated investor, that it had adequate net worth and liquidity to make the investment and that such purchaser was an “accredited investor” as defined in Regulation D. A legend alerting buyers to the restricted nature of the securities was placed on the certificates issued to the purchasers and each purchaser acknowledged in the purchase and sale agreement that it was aware of the restricted nature of the securities it was buying. The purchasers were also provided with material information about the Company.

The Company believes the January 2002 Sale was exempt from registration under Section 4(1) because (i) the shares sold by Mr. Powell had come to rest and were not purchased with a view to distribution, (ii) the shares were sold to persons who would have qualified under Section 4(2) for participation in a nonpublic offering by the Company and (iii) the sale was conducted in the manner and meeting the requirements of a nonpublic offering exempt from registration under Section 4(2) of the Securities Act.

April 2004 Sale

The sellers in the April 2004 Sale were Mr. Powell, Boxstar LLC, Poseidon Ventures I LLC and Vault Capital. The shares sold by Mr. Powell were initially acquired by Mr.

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Powell when he founded the Company in May 1999, almost five years prior to the date of the April 2004 Sale. Boxstar LLC is a trust set up by Mr. Powell and his wife for estate planning purposes. In September 2002, Mr. Powell transferred to Boxstar LLC as a gift and without consideration the shares that were sold by Boxstar LLC in the April 2004 Sale. Those shares were initially acquired by Mr. Powell when he founded the Company in May 1999. Poseidon Ventures acquired the shares it sold in the April 2004 Sale in the Company’s Series B Preferred Stock financing in December 2000 (the “Series B Financing’) and Vault Capital acquired the shares it sold in the April 2004 Sale in the Series B Financing and in the January 2002 Sale . Pursuant to the terms of the purchase and sale agreement for the April 2004 Sale, Poseidon Ventures and Vault Capital converted the Series B Preferred Stock into an equal number of shares of Common Stock immediately prior to their transfer. The shares sold by Mr. Powell and Boxstar LLC constituted 98% of the shares sold in the April 2004 Sale.

Entities affiliated with William Blair Capital Partners purchased 94% of the shares sold in the April 2004 Sale. William Blair Capital Partners executed a letter of intent to purchase the shares from Mr. Powell in March 2004. Only the holders of the Company’s Series B Preferred Stock were offered the opportunity to purchase along with William Blair Capital Partners or sell along with Mr. Powell and Boxstar LLC in accordance with contractual rights of first offer and rights of co-sale held by them as parties to a Right of First Refusal and Co-Sale Agreement in effect at such time. As a result of the exercise of these contractual rights, eight holders of the Company’s Series B Preferred Stock elected to purchase shares and Poseidon Ventures and Vault Capital elected to sell shares. There was no general solicitation of purchasers.

In connection with the purchase and sale, each purchaser represented to the sellers and to the Company that it was able to bear the economic risks of the investment, that it was a financially sophisticated investor, that it had adequate net worth and liquidity to make the investment and that such purchaser was an “accredited investor” as defined in Regulation D. A legend alerting buyers to the restricted nature of the securities was placed on the certificates issued to the purchasers and each purchaser acknowledged in the purchase and sale agreement that it was aware of the restricted nature of the securities it was buying. The purchasers were also provided with material information about the Company.

October 8, 2004

The Company believes the April 2004 Sale was exempt from registration under Section 4(1) because (i) the shares sold by the selling shareholders had come to rest and were not purchased with a view to distribution, (ii) the shares were sold to persons who would have qualified under Section 4(2) for participation in a nonpublic offering by the Company and (iii) the sale was conducted in the manner and meeting the requirements of a nonpublic offering exempt from registration under Section 4(2) of the Securities Act.

Comment No. 2

Please provide supplementally copies of any graphics, charts, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staff’s review of those items.

Response to Comment No. 2

In response to this comment, we have supplementally attached as Exhibit A a color paper copy of the inside cover artwork that the Company intends to include in the preliminary prospectus. An electronic copy of this artwork was included as part of the Company’s initial EDGAR submission of the Registration Statement.

Comment No. 3

Please avoid using the term “solution” as it is jargon. Without identifying a problem or question, the term “solution” is abstract and should be replaced by a more concrete term or terms. Instead of using the term solution, please replace the term with a description of your actual products and services. We specifically note your description of your business in the summary and throughout as an “innovative marketing solution.” Due to its vagueness, the term “solution” is unhelpful to investors and does not adequately describe any product or service. Please revise to eliminate your use of the word “solution” throughout the prospectus.

Response to Comment No. 3

In response to this comment the Company has revised the prospectus to eliminate the use of the word “solution.”

Comment No. 4

We note that you cite data from REAL Trends, Borrell Associates, National Association of Realtors and Hebert Research throughout the prospectus. Please provide us with supporting evidence, such as a copy of the published report or study, for this information and highlight the specific information that you relied upon for the disclosure. Also, please tell us whether any of the reports were prepared specifically for you. If so, tell why you have

October 8, 2004

not named the preparers as experts and included their consents pursuant to Rule 436. Since you commissioned Hebert Research to provide you with the 2004 Survey, it appears that Hebert should be named as an expert and you should file an expert’s consent as an exhibit to this registration statement.

Response to Comment No. 4

In response to this comment we have supplementally attached as Exhibit B hard copies of the supporting evidence that the Company relied on for the data cited from REAL Trends, Borrell Associates, the National Association of Realtors and Hebert Research. The study by Hebert Research was prepared specifically for the Company. Accordingly, the Company has revised the disclosure on page 80 to name Hebert Research, Inc. as an expert and have filed the consent of Hebert Research as Exhibit 23.3 to the Amendment.

With respect to the studies supporting the data cited from Real Trends, Borrell Associates and the National Association of Realtors, the Company did not fund any of these studies, nor were they prepared specifically for the Company. Information obtained from these sources constitutes general industry information that is not specific to the Company. Therefore, we believe no additional consents are required to be filed pursuant to Rule 436 of the Securities Act.

Please note that the Company has revised its disclosure related to median home price on page 42 and total closed real estate transactions on page 43 of the Amendment to reflect recently updated statistics from the National Association of Realtors.

Prospectus Summary

Our Company, page 1

Comment No. 5

We note your disclosure on page 46 appears to state that nearly all personalized coaching and training instruction sessions are provided to your agent customers over the telephone except for potentially your In-Market Training Seminars. In light of this disclosure, please revise to clarify that nearly all of your coaching and training services are conducted over the telephone or online.

Response to Comment No. 5

In response to this comment the Company has revised the disclosure on page 2 to indicate that the Company’s coaching and training services are primarily conducted over the telephone or online, and that the Company also conducts live in-market training seminars.

October 8, 2004

Comment No. 6

Briefly outline the components of the “Market Leader online prospect management system integrated offering.” Without more specificity describing the software and web site lead tracking components of Market Leader, the present description of this tool may be confusing and too vague to investors.

Response to Comment No. 6

In response to this comment the Company has revised the disclosure on page 1 to outline the primary components of the Market Leader online prospect management system.

Comment No. 7

Please briefly discuss how you generate revenues from your operations, i.e., your short-term subscription service contracts to provide homebuyer and seller leads to real estate agents.

Response to Comment No. 7

In response to this comment the Company has revised the disclosure on page 2 to discuss how it generates revenues from operations.

Our Solution, page 1

Comment No. 8

We note your disclosure on page 45 appears to state that your agent customers, not you, provide the free comparative market analysis/estimates of a home’s current value. Please revise to explain this fact here and whether you serve any role in preparing the estimate. Also, briefly explain whether you conduct any due diligence when selecting your agent customers. For example, do your agent customers hold certified appraiser credentials? Do you conduct criminal or other background checks of these real estate agents who you provide the personal information of those homebuyers and sellers visiting your web site?

Response to Comment No. 8

In response to this comment the Company has revised the disclosure on page 2 to clarify that the Company’s agent customers provide homeowners with free estimates of their homes’ current market value. The Company has informed us that it provides its services only pursuant to contracts in which the agent customer represents that he or she is a licensed real estate agent. The Company does not conduct further background checks on agent customers. In response to this comment the Company has revised the disclosure in the risk factor entitled

October 8, 2004

“Our business could be harmed by the actions of third parties over whom we have little or no control,” on page 13, to indicate that it does not conduct due diligence or background checks on its agent customers or seek information regarding their credentials.

Our Strategy, page 2

Comment No. 9

Please revise the fourth bullet point to briefly describe the “related markets” into which you intend to extend your business. We note your competitor, InterActiveCorp., recently expanded its business when it announced its intent to acquire ServiceMagic, an online home services company. Is this type of related market you intend to enter?

Response to Comment No. 9

In response to this comment the Company has revised the disclosure on page 2. We supplementally inform the Staff that the Company has informed us that the only related market that the Company currently is considering expanding into is residential mortgage-related services.

Company Information, page 2

Comment No. 10

Please list your other registered trademarks or trade names, such as “JustListed.com” and “Market Leader.” Supplementally, please tell us whether you use the trademarks, trade names or service marks of other companies to sell your services. If so, please tell us whether you have sought and been granted permission to use these trademarks.

Response to Comment No. 10

The Company has advised us that “HOUSEVALUES.COM” is currently its only registered trademark. The Company currently has 17 trademark applications pending in the United States and Canada, including “JUSTLISTED.COM” and “MARKET LEADER,” none of which the Company anticipates will be registered prior to the end of 2004. The Company has confirmed that it does not use the trademarks, trade names or service marks of other companies to sell its services.

October 8, 2004

The Offering

Use of Proceeds, page 3

Comment No. 11

Please revise to describe with more specificity what portion of the proceeds will be used for your listed purposes. Item 504 of Regulation S-K requires that you provide an estimate for the multiple uses of proceeds to convey. Further, confirm that the listed order in the prospectus reflects your order of priority for using these net proceeds. For example, consider the amount of the net proceeds you will allocate to:

(1)	expansion of operations;

(2)	capital expenditures;

(3)	future working capital;

(4)	general corporate purposes; and

(5)	acquisition or investment of businesses, products or technologies that are complimentary to your own.

Please further revise to disclose the specific uses of the proceeds designated as “general corporate and working capital,” given that your business plan appears to focus primarily on the expansion of your operations. Similarly, revise your disclosure on page 21.

Response to Comment No. 11

As indicated on page 21 under “Use of Proceeds,” the principal purposes of the offering are to create a public market for the Company’s common stock and facilitate the Company’s access to the public capital markets. The Company has informed us that it is unable at this time to state with any specificity the portion of the net proceeds from the offering that will be used for the purposes listed on pages 3 and 21. In response to this comment the Company has revised the disclosure on pages 3 and 21 to re-order the stated uses to reflect its current order of priority for using the net proceeds. In addition, the Company has revised the disclosure on page 21 to provide specific examples of the uses of the proceeds designated as “general corporate and working capital.”

Risk Factors, page 6

General

Comment No. 12

Revise to eliminate mitigating language from the risk factor section. Mitigating language directly counters the point of disclosing the risk and is therefore inappropriate for this section of disclosure. For example, please revise to delete the following dependent clauses:

•	“Although we endeavor to train and provide tools to agent customers” and ending “client satisfactions.” (Our brand could be harmed if agent customers . . . , page 13);

October 8, 2004

•	“Although we have not experienced any material security breaches to date” (Our reputation and customer service offerings may be harmed by security breaches, page 16); and

•	“Although our management currently intends to use the net proceeds in the manner described in “Use of Proceeds” (Our management has broad discretion in the use of the net proceeds from this offering many not use them effectively, page 19).

Response to Comment No. 12

In response to this comment the Company has made revisions to the following risk factors to eliminate mitigating language:

•	“We rely almost entirely on advertising to generate leads for agent customers” (page 9).

•	“Our business depends on the real estate industry, which is cyclical” (page 9).

•	“Our business depends on the continued adoption and use of the Internet and email by real estate agents” (page 10).

•	“We may be limited in the way in which we market our business or generate revenue by federal law prohibiting referral fees in real estate transactions” (page 12).

•	“Our brand could be harmed if agent customers do not provide quality service to prospective home buyers and sellers” (page 13)

•	“We may have to pay additional state taxes on our revenues for past years and for future periods” (page 16).

•	“Our reputation and customer service offerings may be harmed by security breaches” (pages 16 and 17).

•	“Our management has broad discretion in the use of the net proceeds from this offering and may not use them effectively” (page 19).

October 8, 2004

Our operating results are subject to fluctuations that may cause our stock price to decline, page 6

Comment No. 13

We note your statement in the first sentence of the second paragraph concerning investors and securities analysts. Please revise to delete you reference to securities analysts. In addition, on a supplemental basis, please tell us whether you have had any discussions with securities analysts about covering your stock following the completion of the IPO, the extent of these conversations and whether you are currently aware of any analysts that intend to cover your stock following the IPO. Similarly, revise the first bullet point of the first full risk factor on page 18.

Response to Comment No. 13

In response to this comment the Company has deleted the references to securities analysts on page 6 and page 18. We supplementally inform the Staff that the Company has informed us that it has engaged in preliminary discussions with research analysts from each of the investment banks managing the offering, as well as with a securities analyst from Delafield Hambrecht Inc. The Company has been informed that, in an offering of this nature, it is the general policy of each of the investment banks managing the offering to provide research coverage of the Company’s common stock following the offering. However, none of such research analysts has offered favorable research, a specific rating or a specific price target with respect to the Company’s common stock. Further, each of the investment banks participating in the offering has informed the Company that it has adopted and implemented written supervisory procedures in accordance with NASD Rule 2711(i), and that the investment banks intend to comply in all respects with NASD Rule 2711.

We may be unable to compete successfully with our current or future competitors, page 7

Comment No. 14

Please revise to generally describe the barriers to entry, which you refer to as low. For example, clarify whether you are referring to the financial cost of entering into your online market, the technological expertise needed or the ability to attract clients from the fragmented real estate agent industry.

Response to Comment No. 14

In response to this comment the Company has revised the disclosure on page 7 and page 49.

October 8, 2004

Any failure to increase the number of our customers would harm our business, page 8

Comment No. 15

It appears that you believe you will be able to estimate when you have approached the majority of residential real estate agents. Please clarify what percentage of real estate agents you believe you have currently approached to join subscribe as clients, i.e. the percentage or extent of your market penetration.

Response to Comment No. 15

The Company has informed us that it does not have a reliable estimate of the total number of residential real estate agents that practice at any particular time in the United States and therefore cannot accurately predict the percentage of agents to which it has attempted to sell its services. In response to this comment the Company has revised the disclosure on page 8.

Any failure to retain agent customers could harm our business, page 8

Comment No. 16

We note your statement that you have occasionally failed to deliver the guaranteed minimum number of leads to your customers. We further note your disclosure on page 28 stating that during the first half of 2004, you were unable to deliver approximately 3% of your total lead obligations to customers. Please revise this risk factor to state the percentage of total lead obligations you were unable to deliver for fiscal year ended 2003 and for the six months ended June 30, 2004.

Response to Comment No. 16

The Company has informed us that, although it monitored missed lead volume commitments prior to 2004, it did not keep historical records of this statistic. In response to this comment the Company has revised the disclosure on page 8 to disclose the discounts that it gave to customers related to these missed lead commitments for the year ended December 31, 2003 and the six months ended June 30, 2004.

We experience high turnover of agent customers and have a limited ability to predict the rate of contract extensions, page 8

Comment No. 17

We note your statement that in the past, you have experienced high termination rates. Please revise your disclosure to provide one or two key reasons why customers have not extended their initial contracts.

October 8, 2004

Response to Comment No. 17

In response to this comment the Company has revised the disclosure on page 8.

Comment No. 18

In the fifth sentence, you refer to “many” of your customers that use the JustListed service are still in their initial contract terms. Please revise to quantify the number of customers in their initial term.

Response to Comment No. 18

In response to this comment the Company has revised the disclosure on page 8 to clarify that it has experienced high termination rates for both its HouseValues and JustListed services.

Prospective home buyers and sellers may be reluctant to sign up for our services due to general privacy concerns, page 10

Comment No. 19

Supplementally, please tell us whether you have experienced any material adverse events, such as a misappropriation of third-party information or other like events.

Response to Comment No. 19

The Company supplementally informs the Staff that to its knowledge it has not experienced any misappropriations of third-party information or other similar events.

Comment No. 20

Please revise the text of this risk factor to describe the specific type of “adverse judicial determinations” that would place prospective homebuyer and seller personal information at risk.

Response to Comment No. 20

The Company has informed us that, upon reconsideration, it believes the likelihood of “adverse judicial determinations” that would place prospective homebuyer and seller personal information at risk is very low. In response to this comment, the Company has deleted the reference to “adverse judicial determinations” on page 10.

October 8, 2004

We collect personally identifiable information from prospective homebuyers and sellers and evaluate the use of our Market Leader prospect management system . . . , page 10.

Comment No. 21

Revise to list the “other” types of information, other than personal information, that you collect from prospective homebuyers, sellers and agents.

Response to Comment No. 21

In response to this comment the Company has revised the disclosure on page 10 to refer to personally identifiable information and to remove the reference to “other information.”

Comment No. 22

If you believe your published privacy statement is material to how you conduct your operations, where you deem appropriate, revise your prospectus to include a summary of the material terms of this policy.

Response to Comment No. 22

In response to this comment the Company supplementally informs the Staff that it does not believe its privacy policy is material to the manner in which the Company conducts its operations.

Comment No. 23

Supplementally, please tell us whether in the past you acted inconsistently with the terms of your privacy statement or privacy laws. If so, please tell us whether any material adverse events to your operations originated from such actions.

Response to Comment No. 23

The Company supplementally informs the Staff that to its knowledge it has not acted inconsistently with the terms of its privacy statement or privacy laws.

Comment No. 24

Please tell us on a supplemental basis whether you disclose, homebuyer or seller personal or other information to third parties other than real estate agents. If so, who do you share this information? For what reasons do you share such information? Do you receive compensation for sharing these lists?

October 8, 2004

Response to Comment No. 24

We supplementally advise the Staff that the Company has informed us that it does not disclose homebuyer or seller personal or other information to third parties other than real estate agents or brokers, except in very limited circumstances as explicitly permitted by its privacy policy. For example, its privacy policy states: “We may use information about you for our own internal statistical, design or operational purposes, such as to estimate our audience size, measure aggregate traffic patterns, and understand demographic, customer interest, purchasing and other trends among our users. We may outsource these tasks to third parties, provided the use and disclosure of your personal information by these third parties is restricted to performance of these tasks.” We have been informed that, in certain instances, the Company has used third parties, bound by non-disclosure and confidentiality provisions, to analyze its audience demographics, audience size and other audience characteristics. The Company has informed us that it has never distributed personal information for compensation.

The value of our products and services could be diminished if anti-spam software filters out email we send, page 10

Comment No. 25

Please revise your disclosure to clearly state, if true, that a portion of the email you send out to homebuyers and sellers on behalf of agents and email you send out to attract real estate agent customers is unsolicited or spam.

Response to Comment No. 25

The Company has informed us that it does not send unsolicited email to prospective home buyers and sellers that sign up for the Company’s services. We have been informed that some of the emails that the Company sends to prospective real estate agent customers are unsolicited, and the Company has amended the disclosure on page 10 to reflect this. We supplementally inform the Staff that the Company has informed us that, to its knowledge, the emails that the Company sends to real estate agents and the emails that the Company sends to prospective home buyers and sellers on behalf of real estate agents comply with current “anti-spam” legislation.

October 8, 2004

Our JustListed service is enhanced by our access to real estate multiple listing services provided by third parties that we do not control, page 11

Comment No. 26

Please consider clarifying what you mean by the “selected” markets serviced by your subsidiary Soar Solutions. Does Soar Solutions service 10 or 100 markets? Specific regional markets? Major metropolitan markets?

Response to Comment No. 26

In response to this comment the Company has amended the disclosure on page 10.

Decreases in agent acquisition or retention may not be immediately reflected in our operating results, page 11

Comment No. 27

Supplementally, please tell us how long, duration in months or quarters, you believe that your financial statements may not accurately reflect your operating results due to a decrease of real estate agent customers.

Response to Comment No. 27

We supplementally inform the Staff that the Company has informed us that its customers are billed at the beginning of each month and booked revenue for each month is primarily tied to these billings. If, during the month, the number of customers declines, the impact would not be reflected in the Company’s revenues until the following month. The Company has amended the disclosure on page 11 to clarify the timing of the disclosure of any such impact.

If we fail to comply with the various laws and regulations that govern the estate industry, our business may be harmed, page 11

Comment No. 28

We note your statement that you may not have always been in compliance with each of these requirements. To your knowledge, please tell us whether you believe you have materially failed to comply with these rules and regulations including RESPA.

October 8, 2004

Response to Comment No. 28

We supplementally inform the Staff that the Company has informed us that, to its knowledge it has not failed to comply with the laws and regulations described in this risk factor, including RESPA, in a manner that would have a material adverse effect on the Company.

Changes in real estate laws and regulations and the rules of industry organizations could harm our business, page 11.

Comment No. 29

Please revise the risk factor caption to include the specific harm that could be caused to your operations from a change in the real estate laws.

Response to Comment No. 29

In response to this comment the Company has revised the caption of this risk factor on page 11.

We depend on key personnel and cannot assure you that these employees will continue to stay with us, page 13

Comment No. 30

Please revise to list the names of the senior executive officers that you view as key personnel and the reasons why you have so designated these officers as key to your operations.

Response to Comment No. 30

In response to this comment the Company supplementally informs the Staff that it believes that no single officer or key employee is critical to the Company’s operations. Therefore, the Company does not believe it would be appropriate to list the names of individual officers and employees in this risk factor. However, the Company does believe that the loss of a substantial number of its officers and key employees would have a material adverse impact on the Company’s operations, and therefore believes the risk factor is appropriate.

October 8, 2004

Any efforts to expand into new lines of business may not be successful, page 13

Comment No. 31

Revise the text of this risk factor to describe the “areas” for which you have “limited experience” and the extent of this experience.

Response to Comment No. 31

In response to this comment the Company has revised the disclosure on page 13.

Third parties may copy or otherwise obtain and use our proprietary information without authorization or develop similar technology independently, page 14

Comment No. 32

Please revise to specifically state the number of copyrights and trademarks you currently hold versus the number of applications for additional intellectual property protection.

Response to Comment No. 32

The Company has informed us that to date it has not registered any of its copyrighted material. As noted in the Company’s response to comment 10, the Company has one registered trademark and has 17 trademark applications pending in the United States and Canada. In response to this comment the Company has revised the disclosure on page 14.

We may have to pay additional state taxes on our revenues for past years an for future periods, page 16

Comment No. 33

Please revise to quantify the amount of additional state taxes you may be required to pay. Supplementally, please provide us with an update of the current audit being conducted by the State of Washington and whether any other states claim that owe them unpaid sales or service taxes based on your operations in their state.

Response to Comment No. 33

In response to this comment the Company has revised the disclosure on page 16 to quantify the amount of additional state taxes it may be required to pay and provide an update on the audit. We supplementally advise the Staff that the

October 8, 2004

Company has informed us that, to date, no other states have claimed that the Company owes them unpaid sales or service taxes based on their operations in the states.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, page 17

Comment No. 34

Please revise to clearly convey to investors the potential adverse consequences, other than general regulatory scrutiny, for failing to accurately report your financial results and the potential adverse effect on your operations.

Response to Comment No. 34

In response to this comment the Company has revised the disclosure on page 17.

Our existing shareholders have significant control of our management and affairs . . . page 18

Comment No. 35

If true, please revise this caption to reflect that existing shareholders “will continue” to have significant control after the offering.

Response to Comment No. 35

In response to this comment the Company has revised the caption on page 18.

Comment No. 36

Revise to name those insiders, such as members of management and directors, who will continue to hold significant control of the registrant after the offering.

Response to Comment No. 36

In response to this comment the Company has revised the disclosure on page 18.

Antitakeover provisions of our articles of incorporation and bylaws may prevent an acquisition of HouseValues, page 19

Comment No. 37

Please revise to describe the potential adverse effects to shareholders and conflicts of interest between officers and directors with the investors by preventing an acquisition. For

October 8, 2004

example, the best interests of shareholders such as the highest value for your stock may be discourage or barred by such antitakeover provisions.

Response to Comment No. 37

In response to this comment the Company has revised the disclosure on page 19.

Use of Proceeds, page 21

Comment No. 38

Please revise your disclosure to describe the nature of the “businesses, products or technologies” in which you intend to acquire or invest that are complimentary to your own and describe whether these acquisitions will only relate to online real estate transactions or other types of online or offline services.

Response to Comment No. 38

The Company has informed us that it is unable at this time to describe with any specificity the nature of the businesses, products or technologies that it intends to acquire or invest in that are complementary to its own business. In response to this comment the Company has, however, revised the disclosure on page 21 to make reference to residential mortgage-related services.

Selected Consolidated Financial Data, page 24

Comment No. 39

Revise to disclose cash dividends declared per common share pursuant to Item 301 of Regulation S-K.

Response to Comment No. 39

In response to this comment the Company has revised the disclosure on page 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 26

Comment No. 40

Where you state that your revenues and customer base have grown rapidly in recent periods, please revise to include the time frame with beginning and end years or if more appropriate months and years reflecting this growth.

October 8, 2004

Response to Comment No. 40

In response to this comment the Company has revised the disclosure on page 26.

Comment No. 41

We note your disclosure here, pages 1, 43, 46 and throughout the remainder of the prospectus emphasizing the importance of lead conversion as your primary objective. As a key performance indicator and ultimate goal of all of your real estate agent customers, lead conversion appears to be material to your overall operations and a key to management’s ability to manage the company, increase your customer base and anticipate future trends with your customers. Based on the import you have placed on this key indicator, revise your MD&A to disclose the average conversion rate for exclusive leads you provide to your real estate agent customers. For guidance on key financial and non-financial performance indicators, please refer to Section III.B.1. of Securities Act Release No. 33-8350 (December 29, 2003).

Response to Comment No. 41

The Company has informed us that, although the Company believes that the fact that many of its agent customers continue to renew their contracts with the Company for successive terms is evidence that these agent customers are experiencing success in converting leads that the Company provides to them and closing transactions, the Company does not have access to reliable data regarding lead conversion by its customers. The Company encourages agent customers to voluntarily provide it with lead conversion information through the Market Leader system, but customers do not consistently provide this information, and as a result the Company does not have a sufficient sampling to provide an accurate statistical analysis of conversion rates. Accordingly, the Company believes that any attempt to quantify conversion rates is likely to be inaccurate and may be misleading to investors.

Comment No. 42

Please revise page 27 to include the total cash and non-cash purchase price for Soar Solutions.

Response to Comment No. 42

In response to this comment the Company has revised the disclosure on page 27.

October 8, 2004

How We Generate Revenues, pages 26-27

Comment No. 43

Please revise the last paragraph of this subsection on page 27 to more fully explain the sale of your branded marketing collateral. Currently, you disclosure alone is unclear to investors.

Response to Comment No. 43

In response to this comment the Company has revised the disclosure on page 27.

Comparison of Six Months Ended June 30, 2004 and 2003 Revenues, page 30

Comment No. 44

In order to provide a clearer understanding of the registrant’s performance and potential trend of decreasing revenues, please revise your disclosure here to describe management’s view as to why customer growth and average revenues per customer may decline. Refer to Section III.B.3. of Securities Act Release No. 33-8350 (December 29, 2003).

Response to Comment No. 44

In response to this comment the Company has revised the disclosure on page 31.

Comment No. 45

Where applicable, please apply the below comments to your other MD&A period-to-period financial comparisons.

Response to Comment No. 45

In response to this comment the Company has revised the disclosure in the other period-to-period financial comparisons to address the comments to the six-month comparisons. For example, the Company has revised the disclosure in the discussion on page 34 regarding sales and marketing expenses in the year ended December 31, 2003 compared to the year ended December 31, 2002.

October 8, 2004

Sales and Marketing. pages 30-31

Comment No. 46

Since you disclose multiple reasons for the 90% increase in sales and marketing expenses, please quantify the individual increases in expenses you list as primary such as: online advertising, television advertising, salaries, commissions and related sales expenses. Specifically, include the number of personnel represented by a 60% increase in your sales staff.

Response to Comment No. 46

In response to this comment the Company has revised the disclosure on page 31 to quantify the increases in advertising costs and increases in the number of sales and marketing personnel during the period, which the Company has informed us were the categories of expenses that were the primary causes of the increase in sales and marketing expense in this period.

Technology and Product Development, page 31

Comment No. 47

We note your significant increase in R&D expenditures. Please revise to disclose whether all of your research should be classified as company-sponsored research or whether a material amount of funds were spent on customer-sponsored research activities in the development of new services, techniques or improvement of current services. See Item 101(c)(1)(xi) of Regulation S-K.

Response to Comment No. 47

In response to this comment the Company has revised the disclosure on page 32 to clarify that none of its technology and product development expenditures is for customer-sponsored research.

General and Administrative, page 31

Comment No. 48

Revise to quantify the actual dollar and percentage change among your three primary causes of the 35% increase: executive headcount, credit card fees and professional fees.

October 8, 2004

Response to Comment No. 48

In response to this comment the Company has revised the disclosure on page 32.

Comment No. 49

We note it appears you are planning to incur a one-time $300,000 expense in the fourth quarter, you will incur a $300,000 penalty should you terminate the lease prior to April 2005 and your current lease expires in 2007. If true, please revise your disclosure here and on page 37 under the Contractual Obligations section to disclose that you intend to terminate your lease prior to its expiration and will therefore incur a $300,000 penalty. Describe why you intend to terminate this lease prematurely and incur this financial penalty.

Response to Comment No. 49

In response to this comment the Company has revised the disclosure on page 32 and 39.

Liquidity and Capital Resources

Investing Activities, page 36

Comment No. 50

We note you invested $12.4 million in short-term, high-grade, tax-exempt municipal bonds. Since your net income is $3.9 million and revenues are $20.4 million for the six months ended June 30, 2004, please clarify, if true, that the source of this investment originated directly from revenues. More importantly, provide management’s investment policy and timing practices regarding the payment of outstanding payables and expenses. While it appears you hold these short-term investments available for sale, please clarify your policy of whether you will need to sell these investments to pay your accounts payable and other expenses. Also, please include the precise maturation and transaction costs for buying and selling these municipal bonds.

Response to Comment No. 50

In response to this comment the Company has revised the disclosure on page 38. We supplementally advise the Staff that the Company has informed us that the precise maturation date for the municipal bonds is not meaningful disclosure because the Company can liquidate these instruments at any time. In addition, the Company has informed us that the precise transaction costs for the municipal bonds are not separately identifiable because these costs are built into the variable interest rate for the bonds.

October 8, 2004

Comment No. 51

We note your disclosure of cash used in investing activities for 2001-2003 concerning: office equipment, servers and short-term investments. Based on your disclosure on page F-18, it appears that you purchased substantial property and equipment beyond “office equipment and servers.” Revise to fully disclose your use of cash to acquire computer equipment, software, internally developed software, web site costs and furniture. Further, clarify whether your notes to the consolidated financial statements define computer equipment as servers.

Response to Comment No. 51

In response to this comment the Company has revised the disclosure on page 39. We supplementally advise the Staff that the Company has confirmed that the term “computer equipment” in the notes to the consolidated financial statements includes servers.

Contractual Obligations and Known Future Cash Requirements

Advertising and Media Contracts, page 37

Comment No. 52

We note your disclosure of numerous offline and online advertising and media contracts. Please revise to describe the “offline” advertising vendors. Please revise to disclose the total dollar commitment for these contracts and include these contracts or purchase obligations in your contractual obligations table under the less than 12 months column. Consider including appropriate footnote disclosure to describe these obligations. Refer to Item 303(a)(5)(i) and (a)(5)(ii)(D) of Regulation S-K.

Response to Comment No. 52

We supplementally advise the Staff that the Company has informed us that its offline and online advertising and media contracts typically do not require it to buy specific quantities of media in future periods. In response to this comment the Company has revised the disclosure on page 40.

Comment No. 53

If material to your operations, please provide the material terms of these agreements. If these agreements are only material in the aggregate, please provide examples of each contract. Under these advertising and media contracts, it appears that you are billed monthly. If so, when describing the short-term nature of these contracts, please clarify whether they are terminable at-will without prior notice to either party?

October 8, 2004

Response to Comment No. 53

We supplementally advise the Staff that the Company has informed us that no one of its offline or online advertising or media contracts individually is material to its operations. The Company has also informed us that although its media contracts do not specifically provide that they are terminable at-will, the Company does not have ongoing obligations under these contracts and typically buys media on a prepaid basis. In response to this comment the Company has revised the disclosure on page 39 to provide examples of the offline and online advertising and media companies with which it contracts.

State Tax Inquiry, page 38

Comment No. 54

Please revise to quantify the amount of additional taxes you may be required to pay. Furthermore, please revise to describe the audit under “Legal Proceedings” on page 51.

Response to Comment No. 54

In response to this comment the Company has revised the disclosure on page 40 to quantify the amount of additional taxes that it may be required to pay in connection with the state tax inquiry. Because the state tax inquiry is an audit and not a pending legal proceeding, the Company has not included disclosure of the inquiry in “Legal Proceedings” on page 53.

Continuing Obligations From the Acquisition of Soar Solutions, page 38

Comment No. 55

We note your cross-reference to Note 2 to the consolidated financial statements. Please revise your disclosure here to include all material terms of the continuing obligations regarding the Soar acquisition. Further, please tell us why you have not included these continuing earn-out arrangements in you contractual obligation table with appropriate footnote disclosure.

Response to Comment No. 55

The Company has informed us that it believes that the disclosure under the caption “Continuing Obligations from the Acquisition of Soar Solutions” on page 40 describes the material terms of the continuing obligations regarding the Soar acquisition. The Company did not describe future earn-out values because they are derived from future revenues and therefore are not yet known.

October 8, 2004

Business

Challenges Faced by Real Estate Agents

Inefficient Prospect Management, pages 41-42

Comment No. 56

We note your belief that untrained or only slightly trained agents tend to focus on mature leads that are more likely to result in a transaction within 30 to 60 days. Please disclose what you believe to be the average lead-to-conversion time for the leads you provide to your well-trained agent customers.

Response to Comment No. 56

The Company has informed us that, through its ongoing interactions with customers, it receives anecdotal evidence about the amount of time it takes agents to convert leads into closed transactions. As noted in the response to Comment No. 41, the Company encourages agent customers to voluntarily provide it with lead conversion information through the Market Leader system, but agents do not consistently provide this information, and as a result the Company does not have a sufficient sampling to provide an accurate statistical analysis of average lead-to-conversion time. Accordingly, the Company believes that any attempt to quantify average lead-to-conversion time is likely to be inaccurate and may be misleading to investors.

Competitive Strengths

Proven agent acquisition model, page 43

Comment No. 57

In connection with your reference to a “large” and valuable base of agent customers, please revise to quantify this large number of agent customers you have under contract as of June 30, 2004.

Response to Comment No. 57

The Company has informed us that it is evaluating what statistic related to its agent customers would be most meaningful to investors. In its next amendment to the Registration Statement, the Company, after completing this evaluation, will include the number of customers under contract as of September 30, 2004, or a similar statistic that is meaningful to investors .

October 8, 2004

Proven Agent Success Program, page 43

Comment No. 58

Please revise to disclose whether the forums for agent customers are the same as the seminars and whether they are conducted in-person or via telephone or online channels. Also, quantify the number of forums held for six months ended June 30, 2004.

Response to Comment No. 58

In response to this comment the Company has revised the disclosure on page 45 to replace the word “forum” with “online discussion boards and telephonic conference calls.” The Company has informed us that it cannot quantify the frequency of discussion board use and respectfully submits that it does not believe the number of conference calls would be meaningful disclosure.

Technology Advantage, page 43

Comment No. 59

Please list the critical aspects of your business for which you are able to generate real time reports. Further, confirm you discuss management’s view on each of these aspects of your business in the MD&A section.

Response to Comment No. 59

In response to this comment the Company has revised the disclosure on page 45 to clarify the nature of these real-time reports. We supplementally inform the Staff that these reports are used by the Company’s sales personnel, not by management, and therefore we respectfully submit that it is not necessary to include a discussion of such reports in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Intellectual Property, page 49

Comment No. 60

Please revise to quantify the number of trademarks and copyrights registered versus pending.

October 8, 2004

Response to Comment No. 60

In response to this comment the Company has revised its disclosure on page 51 to quantify the number of trademarks registered versus pending. The Company has advised us that it has not to date filed any registrations for copyright protection.

Facilities, page 51

Comment No. 61

Please revise to state all material terms of your lease. For example, include the annual lease rate and explain the financial penalty to be paid should you terminate the lease prior to April 2005.

Response to Comment No. 61

In response to this comment the Company has revised its disclosure on page 53.

Management, page 52

Comment No. 62

We note your September 14, 2004 Business Wire press release announcing the hiring of Clayton Lewis as COO. Please revise to include the Item 401(e) information for Mr. Lewis.

Response to Comment No. 62

In response to this comment the Company has revised its disclosure on page 55 to include S-K Item 401(e) disclosure relating to Mr. Clayton Lewis.

Comment No. 63

Please revise Mr. Ken Hansen’s business experience sketch to briefly describe the business of Onvia.com with more specificity than business services. Refer to Item 401(e) of Regulation S-K.

Response to Comment No. 63

In response to this comment the Company has revised its disclosure on page 54.

October 8, 2004

Comment No. 64

We note Mr. Mendenhall co-owns WMWorks, LLC and Resource Home Loans, both, real estate related firms. Supplementally, please tell us whether you have entered into formal agreements or informal arrangements with these companies or others owned or controlled by any of your officers, directors or affiliates.

Response to Comment No. 64

The Company has advised us that it has no formal agreements or informal arrangements with WMWorks, LLC or Resource Home Loans. Based on responses to written questionnaires in which we asked all officers, directors and affiliates of the Company to describe any relationships between the Company and any business, nonprofit or other entity in which they are a partner, manager, director, trustee, officer, significant stockholder or investor, or in which they have any significant financial interest, we are aware of no formal or informal agreements with any companies owned or controlled by any of the Company’s officers, directors or affiliates. We supplementally advise the Staff that the Company paid Mr. Mendenhall a fee of $5,000 for a speaking engagement in 2003, which was prior to Mr. Mendenhall joining the Company’s Board of Directors.

Comment No. 65

On page 55, you state that the board of directors determined that Mr. Robison qualifies as an “audit committee financial expert.” Please revise Mr. Robison’s business experience sketch on page 54 to describe the experience and financial expert qualifications considered in making its financial expert designation.

Response to Comment No. 65

In response to this comment the Company has revised its disclosure on page 57 to describe the experience and financial expert qualifications considered in designating Mr. Robison as an “audit committee financial expert.”

Option Grants in Last Fiscal Year, page 58

Comment No. 66

Please reconcile your disclosure in the table stating that Mr. Andrews’ options expire on March 27, 2013 with the footnote disclosure stating that his options expired pursuant to their terms. If the options were set to expire in 2013, but due to his termination from the employ of the registrant terminated prematurely, so state. Otherwise, the disclosure appears inconsistent. Refer to Item 402(c)(2)(v) and Instruction I. to Item 402(c) of Regulation S-K.

October 8, 2004

Response to Comment No. 66

In response to this comment the Company has revised the disclosure on page 60 to clarify that Mr. Andrews’s options, initially scheduled to expire in 2013, terminated prior to the end of 2003 pursuant to their terms due to the termination of his employment with the Company.

Certain Transactions, page 65

Comment No. 67

Please revise the caption of this section to comport to the title of Item requirement 404 of Regulation S-K: “Certain Relationships and Related Transactions.” Currently your caption of Certain Transactions is too vague and may be unhelpful to investors.

Response to Comment No. 67

In response to this comment the Company has revised the caption on page 67.

Comment No. 68

Revise this section to include disclosure concerning the legal services provided by your former general counsel totaling up to $199,000 in 2002 and describe the temporary escrow agent arrangement entered into between your Chairman, WBC Partners involving an existing shareholder, naming this shareholder. We note your disclosure on page F-26.

Response to Comment No. 68

The reference to “general counsel” on page F-27 of the prospectus is inaccurate. The payment of $199,000 in 2002 by the Company was provided as compensation for legal services by a shareholder who served as outside counsel to the Company and who was otherwise unaffiliated with the Company. We respectfully submit that the relationship between the Company and this shareholder does not fall into a category requiring disclosure under Item 404 of Regulation S-K, and therefore need not be disclosed under “Certain Relationships and Related Transactions.” The Company has revised the disclosure on page F-27 to correct this inaccuracy.

A description of the escrow agent arrangement entered into between the Company’s Chairman and an existing shareholder is provided on page 67 of the Registration Statement, with Second Avenue Partners identified as the shareholder. In response to the Staff’s comment the Company has conformed the disclosure on page F-27 to the disclosure in the “Certain Relationships and Related Transactions” on page 67.

October 8, 2004

Consulting Arrangements with Two Directors, page 66

Comment No. 69

Please revise to describe the consulting services provided by each of Messrs. Higgins and Hanauer.

Response to Comment No. 69

In response to this comment the Company has revised the disclosure on page 68.

Principal and Selling Stockholders, page 67

Comment No. 70

We note that you may have potential selling shareholders who are non-natural persons. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response to Comment No. 70

The Company has informed us that at this time it has not determined which shareholders will be selling shareholders. Once it has been determined which shareholders will be selling shareholders, the Company will provide the analysis and disclosure requested by the Staff if any of the selling shareholders are broker-dealers or affiliates of broker-dealers. The Company has informed us that entities affiliated with William Blair Capital Partners, which may be affiliated with broker-dealers, have indicated that they will not be selling shareholders in the offering.

Comment No. 71

If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

•	the selling shareholders’ relationship to the issuer,

•	the amount of securities involved,

October 8, 2004

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by an affiliate of a broker-dealer is not an indirect primary offering, you must clearly state in your prospectus:

•	the seller purchased in the ordinary course of business and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response to Comment No. 71

Please see our response to Comment No. 70.

Description of Our Capital Stock, page 69

Comment No. 72

We note the last sentence of the preamble to this section refers investors to the articles of incorporation and bylaws to become effective upon the closing of the offering filed as exhibits. Please revise to include disclosure to describe the portions of your bylaws and articles not yet in effect and describe whether you intend to submit these matters to a shareholder vote. We note your disclosure concerning the proposed changes to your Articles on page F-27.

Response to Comment No. 72

In response to this comment the Company has revised the disclosure on page 71.

Shares Eligible for Future Sale, page 72

Comment No. 73

For ease of investor understanding, please revise to include a table at the beginning of your disclosure showing the dates when all of your common shares outstanding immediately prior to the offering may be resold following the completion of the offering. For example, the table should classify the outstanding shares based on the duration of any lockup agreements applicable to those shares. The table should further classify the outstanding shares based on the first date on which those shares may be resold into the market once any applicable lockup restrictions have lapsed, either because those shares have been or will be

October 8, 2004

registered for resale under the Securities Act or have become or will become eligible for resale under Rule 144 or any other applicable resale exemptions other than Rule 701 under the Securities Act.

Response to Comment No. 73

In response to this comment the Company has revised the disclosure on page 74.

Underwriting, pages 74-76

Comment No. 74

Supplementally, please tell us what material conditions are contained in the underwriting agreement.

Response to Comment No. 74

We supplementally advise the Staff that the terms of the underwriting agreement are currently being negotiated by the Company, the representatives of the underwriters and the selling shareholders. The Company expects to file the form of underwriting agreement with Amendment No. 2 to the Registration Statement. Based on those negotiations to date, we expect the material conditions to closing set forth in the underwriting agreement to include: (a) delivery of a customary comfort letter from the Company’s auditor; (b) the absence of any material adverse change to the Company or the public markets in the United States; (c) delivery of customary legal opinions regarding the offering from counsel to the Company, the selling shareholders and the underwriters; and (d) delivery of “lock-up” agreements from a sufficient number of the Company’s officers and directors and holders of the Company’s capital stock.

Comment No. 75

Clarify whether you are referring to a 5% directed share plan in the penultimate paragraph on page 74. If so, revise to summarize the material terms of this plan including who will receive these shares. We may have additional comments.

Response to Comment No. 75

We supplementally advise the Staff that the Company has informed us that it does not currently intend to conduct any directed share program in connection with this offering.

October 8, 2004

Comment No. 76

Revise the last paragraph on page 75 to state the “other relevant factors” in relation to the price of similar securities of comparable companies that the underwriters will consider in negotiating the initial public offering price.

Response to Comment No. 76

We supplementally confirm to the Staff that the Company and the representatives of the underwriters have informed us that the Registration Statement includes all material factors that the Company and the underwriters intend to consider in negotiating the initial public offering price. In the event that other factors are considered and are material to the negotiation of the initial public offering price, the Company will amend the Registration Statement to include those factors. In response to this comment the Company has revised the disclosure on page 77 to clarify that the Company and the underwriters may consider other relevant factors.

Comment No. 77

Please revise to include the procedures that will be in place for these distributions of electronic prospectuses and tell us who will participate as a distributor. More importantly, please tell us whether the Office of the Chief Counsel of the Division of Corporation Finance has previously approved these precise procedures.

Response to Comment No. 77

The representatives of the underwriters have informed us that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites that they maintain or may distribute prospectuses electronically. At the time the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Staff and the Staff raised no objections.

The representatives of the underwriters have informed us that the Office of the Chief Counsel of the Division of Corporate Finance has previously approved the procedures proposed to be used by the representatives of the underwriters.

October 8, 2004

Notice to Canadian Residents, page 77

Comment No. 78

We note your disclosure that you will distribute common stock in Canada “on a private placement basis” only. Please explain in detail the timing and structure of this intended distribution and the basis for your claimed exemption. Please indicate whether any of your Canadian purchasers are selling shares in this offering. We may have additional comments.

Response to Comment No. 78

We supplementally advise the Staff that the representatives of the underwriters have informed us that any shares that may be sold in Canada in the context of the offering will be included in the Registration Statement and that the Company is not relying on any exemption from registration under the U.S. securities laws with respect to any such sale. We supplementally advise the Staff that the representatives of the underwriters have informed us that no shares have been specifically reserved for offering in Canada, there will be no Canadian syndicate involved in the distribution of the Company’s common stock and there will be no road show in Canada. The representatives of the underwriters have informed us that the “Notice to Canadian Residents” section of the prospectus merely permits a sale to a Canadian person under the private placement exemption provided for by the law of Canada or any province thereof and has been included in the prospectus upon the advice of Canadian counsel.

Consolidated Financial Statements

Note 1 — The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Comment No. 79

We note that the Company derives substantially all its revenue from residential real estate agents that pay monthly fixed fees for a suite of services. In addition, you disclose that the adoption of EITF Issue 00-21 did not affect the Company’s consolidated financial position, results of operations or cash flows. Tell us how you evaluated the guidance of EITF Issue 00-21 in your accounting treatment. Specifically, how did you determine whether your arrangement involving multiple deliverables contains more than one unit of accounting?

October 8, 2004

Response to Comment No. 79

The Company has informed us that the services it offers to agent customers includes the delivery of a monthly bundle of exclusive leads on prospective home buyers and sellers, access to the Company’s hosted Market Leader software service and access to training and coaching programs. Customers can either purchase a bundle of all three services, or may separately purchase access to the Market Leader software service. The Company has informed us that because the Company sells access to the Market Leader software service separately on a limited basis, it determined that such access meets the separability criteria under EITF 00-21. However, under the Company’s current pricing structure, all services are offered for a fixed fee on a monthly basis. The Company has informed us that accordingly, even with the separate elements, the Company believes that there is no impact on revenue recognition or presentation, as revenue is comprised exclusively of services and is recognized as the services are provided.

Comment No. 80

We note that the suite of services you provide to residential real estate agents include a license to use your Market Leader system, a hosted software tool for managing prospects. In connection with your hosting services, tell us whether your customers have the option to take delivery of the software in these arrangements. If so, include your revenue recognition policy related to these types of transactions. Refer to EITF Issue 00-3.

Response to Comment No. 80

We supplementally advise the Staff that the Company has informed us that agent customers who use the Market Leader service do not have the option to take delivery of the software.

Comment No. 81

We note that occasionally, you are unable to meet certain lead volume commitments to agent customers and that during the first half of 2004 this represented approximately 3% of your total lead obligations to customers. We also note that in certain circumstances, you have recorded a revenue allowance when you have had reason to believe that these discounts could be material. Supplementally tell us the percentage of lead volume commitments that you were unable to meet for all periods presented and the corresponding revenue allowance recorded. Tell us how you classified these discounts in your Consolidated Statements of Operations and tell us how you considered EITF O1-9 in accounting for these transactions.

October 8, 2004

Response to Comment No. 81

The Company has informed us that, although it monitored missed lead volume commitments prior to 2004, the Company did not keep historical records of this statistic. The Company has, however, recorded discounts to customers relating to these missed lead volume commitments. The Company has informed us that discounts related to these missed lead volume commitments were approximately $360,000 for the year ended December 31, 2003 and $130,000 for the six months ended June 30, 2004, and have been classified as a reduction of revenue in accordance with EITF 01-09. Discounts were insignificant in 2002 and 2001. The Company has informed us that revenue allowances were approximately $30,000 at June 30, 2004. The Company has informed us that it did not have a revenue allowance specifically for discounts at December 31, 2003. Prior to 2003, discounts were recorded in the period granted.

Concentration of Risk, page F-13

Comment No. 82

We note that the Company deposits its cash with multiple financial institutions and at times its deposits may exceed federally insured limits. If material, please expand your discussion and disclose the amount of cash deposits that exceed federally insured limits for each period presented.

Response to Comment No. 82

In response to this comment the Company has revised the disclosure on page F-14 to indicate that substantially all of the Company’s cash and cash equivalents on deposit exceed the federally insured limits for such deposits.

Capitalized Software and Web Site Development Costs, page F-14

Comment No. 83

We note that the Company’s products and services include a license to use your Market Leader Prospect Manager system. Tell us how you accounted for the costs to develop this product and revise to include a discussion of SFAS 86, as applicable, in your Summary of Significant Accounting Policies footnote.

Response to Comment No. 83

As noted in the Company’s response to Comment No. 80, the Company has informed us that it does not deliver the Market Leader software to its customers as it is a hosted service. The Company has informed us that SFAS No. 86 accordingly does not apply, as EITF 00-3 indicates that such arrangements should follow the guidance of SOP 98-1. The

October 8, 2004

Company has informed us that in developing its Market Leader product, the Company followed the guidance in SOP 98-1 and capitalized such costs accordingly.

Note 2 — Acquisition of Soar Solutions, Inc., page F-16

Comment No. 84

Revise to disclose the value assigned to the 200,000 shares of unvested restricted common stock and the basis for determining that value. Refer to paragraph 51(d) of SFAS 141. In addition, we note that the vested stock has been recorded at the estimated fair value of the Company’s common stock at the time such vesting occurred. Please disclose your accounting treatment and quantify the amounts recorded at each vesting period.

Response to Comment No. 84

In response to this comment the Company has revised the disclosure on page F-18 to include its accounting treatment and the amounts recorded at each vesting period.

Comment No. 85

Tell us how you considered Rule 3-05, Article 11 and Rule 1-02(w) of Regulation S-X in determining that historical and pro forma financial information for the Soar Solutions acquisition was not required. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for your investment.

Response to Comment No. 85

The Company has informed us that in determining significance for purposes of applying Rule 3-05, Article 11 and Rule 1-02 (w) of Regulation S-X, contingent consideration was included in the calculation of the investment test. This resulted in a significance percentage that was greater than 20% but less than 40%, which would require one year of audited financial statements of Soar Solutions pursuant to Rule 3-05. However, the Company has informed us that the results of operations of Soar Solutions have been included in its audited consolidated statements of income for one year, which would satisfy Rule 3-05 and eliminate any pro forma financial statement requirements under Article 11.

Comment No. 86

Please disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to paragraph 52(c) of SFAS 141.

October 8, 2004

Response to Comment No. 86

In response to this comment the Company has revised the disclosure on page F-18 to indicate that all goodwill recorded as a result of the acquisition of Soar Solutions is expected to be fully deductible for tax purposes over a period of 15 years.

Comment No. 87

On page 27 you indicate that the primary purpose of the Soar acquisition was to acquire a tool to enhance Market Leader, which you are providing to the Company’s JustListed.com customers. Supplementally explain why no portion of the purchase price was allocated to core technology or in-process research and development.

Response to Comment No. 87

In response to this comment the Company has revised the disclosure in “Management’s Discussion and Analysis” to more accurately describe the significant assets acquired in the acquisition of Soar Solutions. We supplementally advise the Staff that the Company has informed us that although it did acquire certain software that facilitated the eMLS service, the software was intended to be discontinued shortly after acquisition and replaced with a new version developed internally by the Company. Accordingly, the Company has informed us that it did not ascribe any value to the software in connection with the initial purchase price allocation. The Company has informed us that the development project was subsequently delayed and is now expected to be completed by December 31, 2004. The Company has informed us that such development costs will be capitalized in accordance with the Company’s accounting policy as described in the footnotes.

Note 7 — Deferred Revenue, page F-20

Comment No. 88

We note your reference to activation fees collected at account activation. We also note your reference to initial set-up fees on page F-8. It appears that these references correspond to the same revenue source. Revise your disclosure by using consistent terminology throughout your document.

Response to Comment No. 88

In response to this comment the Company has revised the disclosure on page F-21 to consistently refer to such fees as initial set-up fees.

October 8, 2004

Note 8 — Commitments and Contingencies, page F-20

Comment No. 89

We note from your disclosures on page 37 that if you terminate your lease prior to April 2005, you will be obligated to pay a termination fee of approximately $300,000. Please expand your discussion to disclose this commitment.

Response to Comment No. 89

In response to this comment the Company has revised the disclosure on page F-28 to indicate that it provided its official notice of termination in September 2004 and that it expects to incur a one-time charge to general and administrative expense of approximately $300,000 in the third quarter of 2004.

Note 12 — Stock Option Plan, page F-23

Comment No. 90

Revise to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:

•	For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

•	Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

•	Revise your MD&A to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Response to Comment No. 90

In response to this comment the Company has revised the disclosure on page F-9 to show, by quarter, the number of options granted, the fair value of the common stock, and the intrinsic value, if any, per option. The Company has informed us that the disclosure of the determination of the fair value of the options is retrospective. Because the Company and the underwriters have not yet determined a filing range for the common stock, the Company cannot provide in “Management’s Discussion and Analysis” all of the disclosures requested

October 8, 2004

by the Staff in this comment at this time, but will do so in future filings that include such information.

Comment No. 91

In addition our previous comment, if the valuation of your common stock’s fair value was not performed contemporaneously by an unrelated valuation specialist, expand your MD&A disclosures to also incorporate the following:

•	Discussion of the significant factors, assumptions and methodologies used in determining the fair values assigned;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response to Comment No. 91

The Company has disclosed in “Management’s Discussion and Analysis – Critical Accounting Policies and Estimates,” its methodologies for determining the fair value of its common stock. As indicated in the response to Comment No. 90, the underwriters and the Company have not yet determined a filing range for the common stock; therefore, the Company cannot provide in “Management’s Discussion and Analysis” all of the disclosures requested by the Staff in this comment at this time, but will do so in future filings that include such information.

Part II

Item 15.	Recent Sales of Unregistered Securities, pages II-1 – II-2

Comment No. 92

For each disclosed transaction, please revise to state the aggregate offering price. For example, we note the description of the June 2003 offering for the Soar Solutions acquisition. Please provide this information for all offerings listed on page II-2. See Item 701(c) of Regulation S-K.

October 8, 2004

Response to Comment No. 92

In response to this comment the Company has revised its disclosure on page II-2 to state the aggregate offering price for each instance in which shares of common or preferred stock were issued.

Comment No. 93

Revise to name the investors listed in paragraph 4 or disclose the class of investors that converted stock in April 2004. See Item 701(b) of Regulation S-K.

Response to Comment No. 93

In response to this comment the Company has revised its disclosure on page II-2 to include the names of the investors listed in paragraph 4.

Comment No. 94

We note that you have issued Series A and Series B convertible preferred stock. Please revise to describe these issuances in this section.

Response to Comment No. 94

The Company issued Series A convertible preferred stock in December 1999 and issued Series B convertible preferred stock in December 2000. Because these issuances took place prior to September 30, 2001, we respectfully submit that Item 701 of Regulation S-K does not require the Company to describe these issuances in the Registration Statement.

Item 16.	Exhibits

Comment No. 95

Please note that all exhibits are subject to our review. Accordingly, in your next amendment, please file all outstanding exhibits. If you are not prepared to file the legal opinion with your next amendment, please provide a draft copy for us to review. See Item 601 of Regulation S-K.

Response to Comment No. 95

In response to this comment the Company has filed as exhibits with the Amendment the specimen Common Stock Certificate, the form of Opinion of Perkins Coie (which includes the Consent of Perkins Coie), the Consent of KPMG LLP and the Consent of Hebert Research, Inc.

October 8, 2004

The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter or the Amendment, please contact me at (206) 359-8448 or Scott Gelband at (206) 359-8650.

Very truly yours,

/s/ PATRICK J. DEVINE
Patrick J. Devine

PJD: jd

cc:	HouseValues, Inc.

Credit Suisse First Boston LLC

J.P. Morgan Securities Inc.

Piper Jaffray & Co.

Thomas Weisel Partners LLC

Pacific Crest Securities Inc.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

KPMG LLP